FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP ANNOUNCES MANAGEMENT APPOINTMENTS

Vancouver, BC, March 7, 2006 - Ian Telfer, President and CEO of Goldcorp Inc. (NYSE:GG, TSX:G) (“Goldcorp”) is pleased to announce the following management appointments.

Mr. Peter Barnes, Executive Vice-President and Chief Financial Officer of Goldcorp, will be appointed Chief Executive Officer and a Director of Silver Wheaton (AMEX, TSX :SLW), effective April 20, 2006. Mr. Barnes has participated in the creation of Silver Wheaton and will now provide full time leadership going forward. Goldcorp’s Directors and Management wish to thank Peter Barnes for his contribution to the success of Goldcorp and we are confident that Peter and his team will take Silver Wheaton to the next stage in its evolution as a major silver mining company.

We are also pleased to announce that Lindsay Hall, former Executive Vice-President and Chief Financial Officer of Placer Dome Inc., will be appointed Executive Vice-President and Chief Financial Officer of Goldcorp, effective April 19, 2006. Mr. Hall is a Chartered Accountant with strong financial credentials, which include being Vice-President of Finance at West Coast Transmission, Chief Financial Officer of Westcoast Gas Transmission, Chief Financial Officer of Duke America in Houston, and Treasurer of Duke Energy Inc. We are pleased that Lindsay has joined our team and are confident that he can provide financial leadership for Goldcorp in the years ahead.

Julio Carvalho was appointed to the position of Executive Vice-President of Central and South America in January of this year. Mr. Carvalho was a senior executive with Rio Tinto in Brazil for over 30 years, and more recently the President of Canico Brazil, which was just acquired by CVRD for $1 billion. Mr. Carvalho will be based in Goldcorp’s Rio de Janeiro office to oversee our growing South American projects, which include Amapari, Alumbrera, La Coipa and Pueblo Viejo. We welcome Mr. Carvalho to the Goldcorp team and we are confident that he has all the skills needed to guarantee our success in Central and South America.

Goldcorp is the world’s lowest cost and fastest growing multimillion ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of less than $150 per ounce and Goldcorp remains unhedged. 2007 gold production is forecast to reach almost 2.4 million ounces at a cash cost of less than $175 per ounce.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business - Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, including a copy of the early warning report of Goldcorp to be filed on www.sedar.com within two business days of this news release, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 1800-567-6223
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 07, 2006	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal